Exhibit 16.1
July 1, 2020
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Apollo Endosurgery, Inc. and, under the date of March 26, 2020, we reported on the consolidated financial statements of Apollo Endosurgery, Inc. as of and for the years ended December 31, 2019 and 2018. On June 25, 2020, we were dismissed.

We have read Apollo Endosurgery, Inc.’s statements included under Item 4.01 of its Form 8-K dated July 1, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with any of Apollo Endosurgery, Inc.’s statements in Item 4.01(b).
Very truly yours,
/s/ KPMG LLP